                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)


                         The Goldman Sachs Group, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share

                         (Title of Class of Securities)

                                  38141G 10 4

                                 (CUSIP Number)

                                 Mark M. Lubin
                      Sumitomo Bank Capital Markets, Inc.
                                277 Park Avenue
                            New York, New York 10172
                           Telephone: (212) 224-4000

          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                               December 14, 1999

            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box [   ].

                         (Continued on following pages)

------------------------
CUSIP NO. 38141G 10 4                  13D
------------------------

------------------------------------------------------------------------------
     1.  NAMES OF REPORTING PERSONS
         Sumitomo Bank Capital Markets, Inc.
------------------------------------------------------------------------------
     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         As to a group consisting of SBCM(1) and The
         Sumitomo Bank, Limited                                        (a) [x]

         As to a group consisting of the Covered
         Persons/(1)/ and KAA/(1)/                                     (b) [x]
------------------------------------------------------------------------------
     3.  SEC USE ONLY
------------------------------------------------------------------------------
     4.  SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
     5.  CHECK BOX IF DISCLOSURE OF LEGAL                                  [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
------------------------------------------------------------------------------
     6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
------------------------------------------------------------------------------
   NUMBER OF SHARES         7.  SOLE VOTING POWER (See Item 6)
 BENEFICIALLY OWNED BY          0
       EACH
   REPORTING PERSON
       WITH
------------------------------------------------------------------------------
                            8. SHARED VOTING POWER (See Item 6)
                               276,570,456 Covered Shares/(1)/ and
                               Uncovered Shares /(1)/ in the
                               aggregate /(2)/ held by Covered Persons/(1)/
                               21,975,421 shares/(2)/ held by KAA/(1)/
                               21,425,052 shares held by SBCM/(1) (4)/
------------------------------------------------------------------------------
                           9.  SOLE DISPOSITIVE POWER (See Item 6)
                               21,425,052/(4)/
------------------------------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER (See Item 6)
                               0
------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON
         21,425,052/(3)(4)/
------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                                  [x]
------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11)  4.9%/(3)(4)/
------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON
         BK
------------------------------------------------------------------------------


________________________________

(1) For a definition of this term, please see Item 2.

(2) Each of SBCM and The Sumitomo Bank, Limited may be deemed to be members of a "group" with KAA and the Covered Persons. Each of SBCM and The Sumitomo Bank, Limited disclaims beneficial ownership of shares of Common Stock held by KAA and the Covered Persons.

(3) Excludes 276,570,456 and 21,975,421 shares of Common Stock held by the Covered Persons and KAA, respectively, as to which each of SBCM and The Sumitomo Bank, Limited disclaims beneficial ownership.

(4) Excludes 7,440,362 shares of Nonvoting Common Stock held by SBCM which, although immediately convertible into Common Stock pursuant to the Certificate of Incorporation of The Goldman Sachs Group, Inc., cannot currently be converted by SBCM due to restrictions imposed under the Bank Holding Company Act of 1956, as amended.

-------------------------
CUSIP NO. 38141G 10 4                   13D
-------------------------


------------------------------------------------------------------------------
     1.  NAMES OF REPORTING PERSONS
         The Sumitomo Bank, Limited
------------------------------------------------------------------------------
     2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         As to a group consisting of SBCM(1) and The                (a) [x]
         Sumitomo Bank, Limited
         As to a group consisting of the
         Covered Persons/(1)/ and KAA/(1)/                          (b) [x]
------------------------------------------------------------------------------
     3.  SEC USE ONLY
------------------------------------------------------------------------------
     4.  SOURCE OF FUNDS
         OO
------------------------------------------------------------------------------
     5.  CHECK BOX IF DISCLOSURE OF LEGAL                               [  ]
         PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)
------------------------------------------------------------------------------
     6.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Japan
------------------------------------------------------------------------------
   NUMBER OF SHARES         7.  SOLE VOTING POWER (See Item 6)
 BENEFICIALLY OWNED BY          0
       EACH
   REPORTING PERSON
       WITH
------------------------------------------------------------------------------
                            8. SHARED VOTING POWER (See Item 6)
                               276,570,456 Covered Shares/(1)/ and
                               Uncovered Shares /(1)/ in the
                               aggregate /(2)/ held by Covered Persons/(1)/
                               21,975,421 shares/(2)/ held by KAA/(1)/
                               21,425,052 shares held by SBCM/(1)(4)/
------------------------------------------------------------------------------
                           9.  SOLE DISPOSITIVE POWER (See Item 6)
                               21,425,052/(4)/
------------------------------------------------------------------------------
                          10.  SHARED DISPOSITIVE POWER (See Item 6)
                               0
------------------------------------------------------------------------------
    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON
         21,425,052/(3)(4)/
------------------------------------------------------------------------------
    12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES                               [x]
------------------------------------------------------------------------------
    13.  PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11)  4.9%/(3)(4)/
------------------------------------------------------------------------------
    14.  TYPE OF REPORTING PERSON
         BK
------------------------------------------------------------------------------



________________________________

(1) For a definition of this term, please see Item 2.

(2) Each of SBCM and The Sumitomo Bank, Limited may be deemed to be members of a "group" with KAA and the Covered Persons. Each of SBCM and The Sumitomo Bank, Limited disclaims beneficial ownership of shares of Common Stock held by KAA and the Covered Persons.

(3) Excludes 276,570,456 and 21,975,421 shares of Common Stock held by the Covered Persons and KAA, respectively, as to which each of SBCM and The Sumitomo Bank, Limited disclaims beneficial ownership.

(4) Excludes 7,440,362 shares of Nonvoting Common Stock held by SBCM which, although immediately convertible into Common Stock pursuant to the Certificate of Incorporation of The Goldman Sachs Group, Inc., cannot currently be converted by SBCM due to restrictions imposed under the Bank Holding Company Act of 1956, as amended.

   This Amendment No. 1 to Schedule 13D amends and restates in its entirety such
Schedule 13D. This Amendment No. 1 is being filed because, according to Amendment No. 1 to Schedule 13D filed by the Covered Persons (as defined in Item
2) on December 17, 1999, the Covered Persons' beneficial ownership of Common Stock has decreased by one percent or more of the Common Stock outstanding.

Item 1. Security and Issuer
---------------------------

     This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of The Goldman Sachs Group, Inc., a Delaware corporation (together with its subsidiaries and affiliates, "GS Inc."). The address of the principal executive offices of GS Inc. is 85 Broad Street, New York, New York 10004.

Item 2. Identity and Background
-------------------------------

     (a), (b), (c), (f)    This Schedule 13D is being filed by Sumitomo Bank
Capital Markets, Inc. ("SBCM"), a Delaware corporation and a wholly owned subsidiary of The Sumitomo Bank, Limited, a corporation organized under the laws of Japan ("Sumitomo"). Sumitomo Bank Capital Markets, Inc. is a New York-based subsidiary of The Sumitomo Bank, Limited. It is engaged in various forms of commercial finance and is a participant in the market for interest rate and other forms of derivatives. The Sumitomo Bank, Limited is a commercial bank headquartered in Osaka and Tokyo, Japan. Directly or through subsidiaries and other affiliates, it engages in a wide variety of wholesale and retail banking activities in Japan, as well as in other parts of Asia, the Americas and Europe. The address of SBCM's principal business and office is 277 Park Avenue, New York, New York 10172. The address of Sumitomo's principal business and office is 3-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, 100-0005, Japan. The name, citizenship, business address and present principal occupation or employment of each of the directors and executive officers of SBCM and Sumitomo is set forth in Annex A to this Schedule 13D.

     This Schedule contains certain information relating to (i) certain managing directors of GS Inc. who beneficially own Common Stock subject to a Shareholders' Agreement ("Covered Shares"), dated as of May 7, 1999, to which these managing directors of GS Inc. are party (as amended from time to time, the "Shareholders' Agreement" and such managing directors, the "Covered Persons") and (ii) Kamehameha Activities Association ("KAA"), who may be deemed to be members of a "group" with SBCM or Sumitomo. Each of SBCM and Sumitomo hereby disclaims beneficial ownership of: (i) the Covered Shares; (ii) shares of Common Stock which may be purchased from time to time by Covered Persons for investment purposes which are not subject to the Shareholders' Agreement ("Uncovered Shares") or (iii) the shares of Common Stock subject to the Voting Agreement between KAA and GS Inc. (the "KAA Shares"), referred to below (see
Item 6). All information contained in this Schedule relating to the Covered Persons and KAA has been derived from the final prospectus, dated May 3, 1999, made part of the Registration Statement on Form S-1 filed by GS Inc. (File No. 333-74449) or from Amendment No. 1 to Schedule 13D filed by the Covered Persons on December 17, 1999. The Covered Persons and KAA each have filed a Schedule 13D with respect to the shares of Common Stock and other equity securities of GS Inc. which they beneficially own; the reader is referred to such filings and any amendments thereto for more recent and complete information relating to the Covered Persons and KAA.

     (d), (e)     Except as described in Annex A or Annex B, during the last five years, none of SBCM or Sumitomo or, to the best knowledge of SBCM or Sumitomo, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or financial order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration
---------------------------------------------------------

     The Common Stock has been acquired by SBCM and Sumitomo in exchange for their interests in The Goldman Sachs Group L.P. ("Group L.P.") and certain of its affiliates.

Item 4. Purpose of Transactions
-------------------------------

     SBCM acquired the Common Stock reported hereunder in connection with the succession of GS Inc. to the business of Group L.P. and GS Inc.'s initial public offering. Except as described in Item 6, none of SBCM or Sumitomo or their respective executive officers or directors has any plans or proposals which relate to or would result in their acquisition of additional Common Stock or any of the other events described in Item 4(a) through 4(j).

     Each of SBCM and Sumitomo and their respective executive officers and directors is expected to evaluate on an ongoing basis GS Inc.'s financial condition and prospects and their interests in and with respect to GS Inc. Accordingly, each of SBCM and Sumitomo and their respective executive officers and directors may change their plans and intentions at any time and from time to time. In particular, each of SBCM and Sumitomo and their respective executive officers and directors may at any time and from time to time acquire or dispose of shares of Common Stock. Pursuant to restrictions imposed under the Bank Holding Company Act of 1956, as amended, SBCM and Sumitomo cannot currently acquire Common Stock if such acquisition would cause them to own more than 4.9% of the Common Stock.

Item 5. Interest in Securities of the Issuer
--------------------------------------------

     (a) Rows (11) and (13) of the cover pages to this Schedule (including the footnotes thereto) and Annex A are hereby incorporated by reference. Each of SBCM and Sumitomo hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the KAA Shares.

     (b) Rows (7) through (10) of the cover pages to this Schedule (including the footnotes thereto) and Annex A set forth the percentage range of Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition, and the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition. The power to vote the Common Stock subject to the Voting Agreement between SBCM, Sumitomo and GS Inc. referred to below (see Item 6) (the "SBCM Shares") is shared with the Covered Persons, as described below in response to
Item 6. Each of SBCM and Sumitomo hereby disclaims beneficial ownership of any shares of Common Stock held by any Covered Person or of the KAA Shares.

     (c) Except as described in Annex C, neither SBCM or Sumitomo, or to the best knowledge of SBCM or Sumitomo, any of their respective executive officers or directors, has effected any transactions in Common Stock during the past 60 days. Amendment No. 1 to the Schedule 13D filed by the Covered Persons on December 17, 1999 reports certain transactions in the Common Stock effected by the Covered Persons during the 60 days preceding the filing of such Amendment; the reader is referred to such filing for information relating to such transactions.

     (d), (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer
------------------------

SBCM VOTING AGREEMENT

     SBCM and Sumitomo have entered into a voting agreement with GS Inc., dated April 30, 1999 (the "SBCM Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc. It is expected that for so long as the Shareholders' Agreement remains in effect, the SBCM Voting Agreement will result in the shares of Common Stock owned by SBCM being voted in the same manner as the Covered Shares. The Covered Persons and KAA are not parties to the SBCM Voting Agreement, and the SBCM Voting Agreement is not enforceable by the Covered Persons or KAA, will continue to exist independent of the existence of the Shareholders' Agreement and the KAA Voting Agreement and may be amended, waived or canceled by GS Inc. without any consent or approval of the Covered Persons or KAA. The SBCM Voting Agreement is incorporated by reference as an exhibit to this Schedule 13D and the foregoing summary is qualified in its entirety by reference thereto.

     Each of SBCM and Sumitomo hereby disclaims beneficial ownership of the Covered Shares.

SHAREHOLDERS' AGREEMENT

     GS Inc. has disclosed that the Covered Persons are party to the Shareholders' Agreement. The Covered Shares subject to the Shareholders' Agreement are subject to certain voting restrictions and restrictions on transfer of ownership by the Covered Persons, as more fully set forth in the Shareholders' Agreement.

     Each of SBCM and Sumitomo hereby disclaims beneficial ownership of the Covered Shares.

KAA VOTING AGREEMENT

     GS Inc. has disclosed that KAA has entered into a voting agreement with GS Inc., dated April 30, 1999 (the "KAA Voting Agreement"), in which they have agreed to vote their shares of Common Stock and all other voting securities of GS Inc. in the same manner as a majority of the shares of Common Stock held by the managing directors of GS Inc. are voted for so long as they hold voting securities of GS Inc.

     Each of SBCM and Sumitomo hereby disclaims beneficial ownership of the KAA Shares.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit                                              Description
-------                                              -----------

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Sumitomo Bank, Limited and Sumitomo Bank Capital Markets, Inc. (incorporated by reference to Exhibit 10.38 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).

                                                                         ANNEX A


    Information required as to Executive Officers and Directors of SBCM and
                            Sumitomo, respectively.


Directors and Executive Officers of The Sumitomo Bank, Limited

    Name        Citizenship       Business Address        Present Employment          Criminal           Beneficial
                                                                                   Convictions or       Ownership of
                                                                                    Violations of        the common
                                                                                  Federal or State      stock of The
                                                                                   Securities Laws     Goldman Sachs
                                                                                   within the last      Group, Inc.
                                                                                     Five Years
-----------------------------------------------------------------------------------------------------------------------------
Toshio           Japan             3-2, Marunouchi        Chairman of the Board,      None/None              None
 Morikawa                          1-chome, Chiyoda-ku,   The Sumitomo Bank, Ltd.
                                   Tokyo 100-0005, Japan
-----------------------------------------------------------------------------------------------------------------------------
Yoshifumi        Japan             3-2, Marunouchi        President and Chief         None/None              None
 Nishikawa                         1-chome, Chiyoda-ku,   Executive Officer, The
                                   Tokyo 100-0005, Japan  Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Kensuke          Japan             3-2, Marunouchi        Deputy President and        None/None              None
 Hotta                             1-chome, Chiyoda-ku,   Executive Officer, The
                                   Tokyo 100-0005, Japan  Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Youhei           Japan             3-2, Marunouchi        Deputy President and        None/None              None
 Shiraga                           1-chome, Chiyoda-ku,   Executive Officer, The
                                   Tokyo 100-0005, Japan  Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Akio Asuke       Japan             3-2, Marunouchi        Senior Managing             None/None              None
                                   1-chome, Chiyoda-ku,   Director and Executive
                                   Tokyo 100-0005, Japan  Officer, The Sumitomo
                                                          Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Kensuke          Japan             3-2, Marunouchi        Senior Managing             None/None              None
 Uchida                            1-chome, Chiyoda-ku,   Director and Executive
                                   Tokyo 100-0005, Japan  Officer, The Sumitomo
                                                          Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Kunikatsu        Japan             3-2, Marunouchi        Senior Managing             None/None              None
 Yamamoto                          1-chome, Chiyoda-ku,   Director and Executive
                                   Tokyo 100-0005, Japan  Officer, The Sumitomo
                                                          Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Shunichi         Japan             6-5, Kitahama          Senior Managing             None/None              None
 Okuyama                           4-chome, Chuo-ku,      Director and Executive
                                   Osaka 541-0041, Japan  Officer, The Sumitomo
                                                          Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Tatsuo           Japan             3-2, Marunouchi        Senior Managing             None/None              None
 Kubota                            1-chome, Chiyoda-ku,   Director and Executive
                                   Tokyo 100-0005, Japan  Officer, The Sumitomo
                                                          Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Michiyoshi       Japan             3-2, Marunouchi        Head of Tokyo Corporate     None/None              None
 Kuriyama                          1-chome, Chiyoda-ku,   and Institutional
                                   Tokyo 100-0005, Japan  Banking Division, The
                                                          Sumitomo Bank, Ltd.
                                                          Managing Director and
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Takeharu         Japan             3-2, Marunouchi        Managing Director and       None/None              None
 Nagata                            1-chome, Chiyoda-ku,   Executive Officer, The
                                   Tokyo 100-0005, Japan  Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Michihiro        Japan             6-5, Kitahama          Managing Director and       None/None              None
 Matsuda                           4-chome, Chuo-ku,      Executive Officer, The
                                   Osaka 541-0041, Japan  Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Tadashi          Japan             6-5, Kitahama          Head of Corporate and       None/None              None
 Inoue                             4-chome, Chuo-ku,      Institutional Banking
                                   Osaka 541-0041, Japan  Division, The Sumitomo
                                                          Bank, Ltd.
                                                          Managing Director and
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Masayuki Oku     Japan             3-2, Marunouchi        Committee Secretary         None/None              None
                                   1-chome, Chiyoda-ku,   General, Integration
                                   Tokyo 100-0005, Japan  Strategy Committee, The
                                                          Sumitomo Bank, Ltd.
                                                          Managing Director and
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Takayuki         Japan             Temple Court, 11       Head of Europe              None/None              None
 Tsukuda                           Queen Victoria         Division, The Sumitomo
                                   Street, London EC4N    Bank, Ltd.
                                   4TA, U.K.              Managing Director and
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
 Tetsuro         Japan             5-33, Kitahama         Independent Director,       None/None              None
 Kawakami                          4-chome, Chuo-ku,      The Sumitomo Bank, Ltd.
                                   Osaka 541-0041, Japan  Chairman, Sumitomo
                                                          Electric Industries,
                                                          Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Toshiomi         Japan             2-5, Nakanoshima       Independent Director,       None/None              None
Uragami                            2-chome, Kita-ku,      The Sumitomo Bank, Ltd.
                                   Osaka 530-8220 Japan   Chairman, Sumitomo Life
                                                          Insurance Company
-----------------------------------------------------------------------------------------------------------------------------
Yoshiaki         Japan             3-2, Marunouchi        Independent Director,       None/None              None
 Yamauchi                          1-chome, Chiyoda-ku,   The Sumitomo Bank, Ltd.
                                   Tokyo 100-0005, Japan
-----------------------------------------------------------------------------------------------------------------------------
Kenjiro Noda     Japan             7-9, Nihonbashi        Head of Tokyo Corporate     None/None              None
                                   2-chome, Chuo-ku,      Banking Division-II,
                                   Tokyo 103-0027 Japan   The Sumitomo Bank, Ltd.
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Tadashi          Japan             604 Manjuya-machi,     Head of Kyoto Corporate     None/None              None
 Hirota                            Karasuma-sanjo-sagaru  Banking Division, The
                                   Nakagyo-ku, Kyoto      Sumitomo Bank, Ltd.
                                   604-8161 Japan         Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Mutsuhiko        Japan             3-2, Marunouchi        General manager,            None/None              None
 Matsumoto                         1-chome, Chiyoda-ku,   Planning Dept.,
                                   Tokyo 100-0005 Japan   Consumer Banking Group
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Sounosuke        Japan             5-7,                   Head of Tokyo Corporate     None/None              None
 Kera                              Nihonbashi-Odenmacho,  Sumitomo Bank, Ltd.
                                   Chuoku, Tokyo          Executive Officer, The
                                   103-0011 Japan         Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Ryuzo Kodama     Japan             277 Park Ave., New     Head of The Americas        None/None              None
                                   York City, New York,   Division, The Sumitomo
                                   NY 10172 USA           Bank, Ltd.,
                                                          Director, Sumitomo Bank
                                                          Capital Markets, Inc.
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Kazuhiko         Japan             7-1, Nishishinjuku     Head of Tokyo Corporate     None/None              None
 Sugimoto                          1-chome,               Banking Division-IV,
                                   Shinjuku-ku, Tokyo     The Sumitomo Bank, Ltd.
                                   160-0023 Japan         Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Koji Ishida      Japan             3-2, Marunouchi        General Manager,            None/None              None
                                   1-chome, Chiyoda-ku,   Corporate Planning
                                   Tokyo 100-0005, Japan  Department, The
                                                          Sumitomo Bank, Ltd.
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Koichi           Japan             8-3, Shinbashi         Head of Tokyo Corporate     None/None              None
 Tsukihara                         1-chome, Minato-ku,    Banking Division-III,
                                   Tokyo 105-0004 Japan   The Sumitomo Bank, Ltd.
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Masahide         Japan             3-2, Marunouchi        General Manager,            None/None              None
 Hirasawa                          1-chome, Chiyoda-ku,   General Affairs Dept.,
                                   Tokyo 100-0005, Japan  The Sumitomo Bank, Ltd.
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Keumaru          Japan             10-19, Minamisenba     Head of Osaka Corporate     None/None              None
 Ogura                             3-chome, Chuo-ku       Banking Division-I, The
                                   Osaka 542-0081, Japan  Sumitomo Bank, Ltd.
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Kiyoshi          Japan             3-2, Marunouchi        General Manager, Credit     None/None              None
 Shibuya                           1-chome, Chiyoda-ku,   Dept.-III, The Sumitomo
                                   Tokyo 100-0005, Japan  Bank, Ltd.
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Shinpei          Japan             13-13, Umeda 1-chome   Head of Osaka Corporate     None/None              None
 Nihei                             Kita-ku Osaka          Banking Division-II,
                                   530-0001, Japan        The Sumitomo Bank, Ltd.
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Yasuyuki         Japan             8-13, Sakae 2-chome,   Head of Tokai Corporate     None/None              None
 Kimoto                            Naka-ku, Nagoya        Banking Division, The
                                   460-0008, Japan        Sumitomo Bank, Ltd.
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Kenjiro          Japan             3-2, Marunouchi        General Manager,            None/None              None
 Nakano                            1-chome, Chiyoda-ku,   Business Planning
                                   Tokyo 100-0005, Japan  Dept., Capital Markets
                                                          Group, The Sumitomo
                                                          Bank, Ltd.
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Hiroshi          Japan             3-2, Marunouchi        General Manager,            None/None              None
 Nishikawa                         1-chome, Chiyoda-ku,   Private Banking
                                   Tokyo 100-0005, Japan  Division., Consumer
                                                          Banking Group, The
                                                          Sumitomo Bank, Ltd.
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Yasufumi         Japan             3-2, Marunouchi        General Manager,            None/None              None
 Kitamoto                          1-chome, Chiyoda-ku,   Credit Policy Dept.,
                                   Tokyo 100-0005, Japan  The Sumitomo Bank,
                                                          Ltd.
                                                          Executive Officer, The
                                                          Sumitomo Bank,
                                                          Ltd.


-----------------------------------------------------------------------------------------------------------------------------
Koichi Maeda     Japan             3-2, Marunouchi        General Manager,            None/None              None
                                   1-chome, Chiyoda-ku,   Credit Dept.-II
                                   Tokyo 100-0005, Japan  The Sumitomo Bank,
                                                          Ltd.
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.

-----------------------------------------------------------------------------------------------------------------------------
Osamu Yamada     Japan             1-60, Nanba,           General Manager,  Head      None/None              None
                                   5-chome, Chuo-ku,      of Osaka Corporate
                                   Osaka-shi, Osaka       Banking Division-III,
                                   542-0076 Japan         The Sumitomo Bank, Ltd.
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Shigenobu        Japan             3-2, Marunouchi        General Manager,            None/None              None
 Aikyo                             1-chome, Chiyoda-ku,   Planning Dept.,
                                   Tokyo 100-0005, Japan  Corporate Banking
                                                          Group, The Sumitomo
                                                          Bank, Ltd.
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------
Shuntaro         Japan             3-2, Marunouchi        General Manager,            None/None              None
 Higashi                           1-chome, Chiyoda-ku,   International Planning
                                   Tokyo 100-0005, Japan  Dept., The Sumitomo
                                                          Bank, Ltd.
                                                          Executive Officer, The
                                                          Sumitomo Bank, Ltd.
-----------------------------------------------------------------------------------------------------------------------------

Directors and Officers of Sumitomo Bank Capital Markets, Inc.


   Name       Citizenship     Business Address       Present Employment           Criminal         Beneficial
                                                                               Convictions or     Ownership of
                                                                                Violations of      the common
                                                                              Federal or State    stock of The
                                                                               Securities Laws    Goldman Sachs
                                                                               within the last     Group, Inc.
                                                                                   5 years
----------------------------------------------------------------------------------------------------------------
Ryuzo        Japan           The Sumitomo        Head of the Americas         None/None          None
 Kodama                      Bank, Ltd., 277     Division, The Sumitomo
                             Park Ave., New      Bank, Limited
                             York City, New      Director, The Sumitomo
                             York, USA           Bank, Ltd.
                                                 Sumitomo Bank Capital
                                                 Markets, Inc.
----------------------------------------------------------------------------------------------------------------
Yoshio       Japan           The Sumitomo        General Manager, Planning    None/None          None
 Itaya                       Bank, Ltd., 277     Department, Americas
                             Park Ave., New      Division, The Sumitomo
                             York City, New      Bank, Limited
                             York, USA           Director, Sumitomo Bank
                                                 Capital Markets, Inc.
----------------------------------------------------------------------------------------------------------------
Natsuo       Japan           Sumitomo Bank       President, Sumitomo Bank     None/None          None
 Okada                       Securities Inc.,    Securities, Inc.,
                             277 Park Ave.,      President, Sumitomo Bank
                             New York City,      Capital Markets, Inc.
                             New York, USA       Director, Sumitomo Bank
                                                 Capital Markets, Inc.
----------------------------------------------------------------------------------------------------------------
Kenichi      Japan           Sumitomo Bank       Managing Director,           None/None          None
 Morooka                     Capital Markets,    Sumitomo Bank Capital
                             Inc., 277 Park      Markets, Inc.
                             Ave., New York      Director, Sumitomo Bank
                             City, New York,     Capital Markets, Inc.
                             USA

----------------------------------------------------------------------------------------------------------------
Naoyuki      Japan           The Sumitomo        President Sumitomo Bank      None/None          None
 Kawamoto                    Bank, Ltd.,         Capital Markets, Ltd.
                             Temple Court, 11    Director, Sumitomo Bank
                             Queen Victoria      Capital Markets, Inc.
                             Street, London
                             EC4N 4TA, U.K.
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Joe Brennan  USA             Sumitomo Bank       Managing Director,           None/None          None
                             Capital Markets,    Sumitomo Bank Capital
                             Inc., 277 Park      Markets, Inc.
                             Ave., New York      Director, Sumitomo Bank
                             City, New York,     Capital Markets, Inc.
                             USA

----------------------------------------------------------------------------------------------------------------
Norah        USA             Sumitomo Bank       Chairman, Sumitomo Bank      None/None          None
 Hughes                      Securities, Inc.,   Securities, Inc.
                             77 Park Ave., New   Director, Sumitomo Bank
                             York City, New      Capital Markets, Inc.
                             York, USA

----------------------------------------------------------------------------------------------------------------
Bill Ginn    USA             Sumitomo Bank       President, Sumitomo Bank     None/None          None
                             Leasing and         Leasing and Finance Inc.
                             Finance Inc., 277   Director, Sumitomo Bank
                             Park Ave., New      Capital Markets, Inc.
                             York City, New
                             York, USA

----------------------------------------------------------------------------------------------------------------

                                                                         ANNEX B


    Information required as to proceedings described in Items 2(d) and 2(e)


     None.

                                                                         ANNEX C


Item 5(c). Description of all transactions in the Common Stock effected during the last 60 days by SBCM or Sumitomo, or, to the best knowledge of SBCM or Sumitomo, their respective executive officers and directors.


     None.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 1999


                              SUMITOMO BANK CAPITAL MARKETS, INC.



                              By: /s/ Natsuo Okada
                                  -----------------------------------------
                                  Name:  Natsuo Okada
                                  Title: President, Sumitomo Bank Capital
                                     Markets, Inc.



                              THE SUMITOMO BANK, LIMITED



                              By: /s/ Ryuzo Kodama
                                  -----------------------------------------
                                  Name:  Ryuzo Kodama
                                  Title: Director and Head of the Americas
                                     Division

                                 EXHIBIT INDEX



Exhibit                                 Description
-------                                 -----------

A. Voting Agreement, dated as of April 30, 1999, by and among The Goldman Sachs Group, Inc., The Sumitomo Bank, Limited and Sumitomo Bank Capital Markets, Inc. (incorporated by reference to Exhibit 10.38 to the registration statement on Form S-1 (File No. 333-74449) filed by The Goldman Sachs Group, Inc.).